UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2023

GLOBUS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35621	04-3744954
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2560 GENERAL ARMISTEAD AVENUE, AUDUBON, PA 19403-5214

(Address of principal executive offices) (Zip Code)

(610) 930-1800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	GMED	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On April 27, 2023, Globus Medical, Inc. (“Globus”) held a special meeting of its stockholders (the “Globus Special Meeting”). Globus’s stockholders voted on the Globus Share Issuance Proposal (as defined below) at the Globus Special Meeting, which is described in more detail in the definitive joint proxy statement/prospectus filed by Globus with the U.S. Securities and Exchange Commission on March 28, 2023.

Only holders of record of shares of Class A common stock, par value $0.001 per share, of Globus (“Globus Class A Common Stock”) or Class B common stock, par value $0.001 per share, of Globus (together with Globus Class A Common Stock, the “Globus Common Stock”), as of the close of business on March 17, 2023 (the “Record Date”), were entitled to notice of and to vote at the Globus Special Meeting. At the close of business on the Record Date, there were 100,332,645 shares of Globus Common Stock issued and outstanding and entitled to vote at the Globus Special Meeting, consisting of 77,902,548 shares of Globus Class A Common Stock and 22,430,097 shares of Globus Class B Common Stock. Present at the Special Meeting or by proxy were holders of 88,044,130 Globus Common Stock, representing approximately 96% of the voting power of the outstanding Globus Common Stock eligible to vote at the Special Meeting, and constituting a quorum.

The final results with respect to such proposal are set forth below. Additionally, of the shares of Globus Class A Common Stock voted at the Globus Special Meeting, 99.66% were voted in favor of the Globus Share Issuance Proposal.

Globus Share Issuance Proposal. To vote to approve the issuance of shares of Globus Class A Common Stock in connection with the Merger (the “Globus Share Issuance Proposal”).

Votes For	Votes Against	Abstentions
287,038,438	210,302	2,666,263

Stockholder action on a second proposal to vote to approve the adjournment of the Globus Special Meeting to solicit additional proxies if there were insufficient votes to approve the Globus Share Issuance Proposal, was not required in light of the adoption of the Globus Share Issuance Proposal and no vote was taken on such second proposal.

Item 8.01	Other Events.

On April 27, 2023, Globus issued a press release announcing the results of the Globus Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release by Globus Medical, Inc., dated April 27, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBUS MEDICAL, INC.
(Registrant)

Dated: April 27, 2023	By:	/s/ Keith Pfeil
Keith Pfeil
Chief Financial Officer Chief Accounting Officer Senior Vice President (Principal Financial Officer)

Exhibit 99.1

Globus Medical Shareholders Approve Share Issuance for Merger with NuVasive

AUDUBON, Pa., April 27, 2023 (GLOBE NEWSWIRE) — Globus Medical, Inc. (NYSE:GMED), a leading musculoskeletal solutions company, today announced that at the special meeting of shareholders held earlier today its shareholders voted to approve the issuance of shares of Globus Medical Class A common stock in connection with the proposed merger with NuVasive (NASDAQ: NUVA). As previously announced, under the terms of the merger agreement, Globus Medical will issue 0.75 of a share of Globus Medical Class A common stock in exchange for each share of NuVasive common stock owned at the closing of the transaction.

“Globus Medical shareholders showed an overwhelming level of support for this merger,” said Dan Scavilla, president and CEO of Globus Medical. “Globus Medical and NuVasive are committed to providing innovative technologies and industry leading clinical support to help surgeons and healthcare providers deliver continually improving care. Our combined company will have one of the most comprehensive offerings of musculoskeletal solutions and enabling technologies to help surgeons treat their patients. The combined company will have over 5,000 employees who are relentlessly focused on improving patient lives.”

Results of the Globus Medical special meeting of shareholder vote:

•	Class A common stock – 99.66% of the votes cast voted to approve the issuance.

•	Class B common stock – 100% voted to approve the issuance.

•	In total, 99.92% of the votes cast voted to approve the issuance.

NuVasive separately announced that at its special meeting of shareholders held earlier today its shareholders voted to approve the adoption of the Company’s merger agreement with “strong support for NuVasive’s combination with Globus Medical.”

The proposed merger is expected to close after clearance from regulatory authorities and satisfaction of other customary closing conditions, at which time, NuVasive shareholders are expected to own approximately 28% of the combined company, and Globus Medical shareholders are expected to own approximately 72%, on a fully diluted basis.

Globus Medical is scheduled to announce its financial results for the first quarter ended March 31, 2023 after the market close on Thursday, May 4, 2023.

About Globus Medical, Inc.

Globus Medical, Inc. is a leading musculoskeletal solutions company based in Audubon, PA. The company was founded in 2003 by an experienced team of professionals with a shared vision to create products that enable surgeons to promote healing in patients with musculoskeletal disorders. Additional information can be accessed at www.globusmedical.com.

Additional Information and Where to Find It

In connection with the proposed transaction, NuVasive and Globus filed a joint proxy statement/prospectus with the SEC on March 28, 2023. NuVasive and Globus mailed or otherwise provided to its respective stockholders the joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction on or about March 29, 2023. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.nuvasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and March 16, 2023, respectively. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by

NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and NuVasive undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including the Proxy Statements, Globus’ Registration Statement, each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Contact:

Brian Kearns

Senior Vice President, Business Development and Investor Relations

Phone: (610) 930-1800

Email: investors@globusmedical.com

www.globusmedical.com